

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2014

<u>Via E-mail</u>
Mr. Jack Yun Ma
Executive Chairman
Alibaba Group Holding Limited
c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong

> **Re:** **Alibaba Group Holding Limited**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Response dated August 12, 2014**
> **Filed August 12, 2014**
> **File No. 333-195736**

Dear Mr. Ma:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

<u>Response to our July 11, 2014 Letter</u>

1. We note your response to comment 1 in our letter dated July 11, 2014 and your revised disclosure. Please tell us the business purpose for Mr. Shi's involvement in the Wasu investment, as it does not appear that he is contributing significant funds to the investment but he will have a significant degree of control over the investment. In addition, please tell us whether you believe the joint control arrangement between Mr. Ma and Mr. Shi has the potential to create disputes or conflicts of interest and whether you considered adding risk factor disclosure to describe for investors any associated risks.

Amendment No. 4 to Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 90

Our Monetization Model, page 93

2. We note your statement in the first paragraph under this heading that you primarily derive revenue from online marketing services and commissions. Quantify in this section the amount or percentage of total revenue generated from online marketing services and from commissions.

3. We note your response to comment 5 in our letter dated August 1, 2014 that you do not believe separate disclosure of the amount of revenue generated from the company's websites and from third-party marketing affiliates is necessary. We are unable to agree with your position that no additional disclosure regarding the amount of revenue derived from online marketing services provided on third party marketing affiliates' websites is necessary. Please disclose the percentage of revenue generated from online marketing services on third party marketing affiliates' websites or provide additional qualitative disclosure describing the relative insignificance to you of revenue derived from online marketing services provided on third party marketing affiliates' websites.

Components of Results of Operations, page 98

4. We note your description of the types of expenses classified as Cost of Revenue and as Sales and Marketing Expenses. After reviewing the additional information you filed as correspondence on August 22, 2014 that is related to this matter, we understand that costs related to online marketing appearing on third party marketing affiliates' websites are allocated between costs related to marketing performed for individual merchants and costs related to marketing for your online marketplaces, and that each type of cost is classified differently. We have the following comments:

    • Revise your disclosure to quantify the amount of traffic acquisition costs that are included in Sales and Marketing Expenses for each period presented.

    • Tell us in more detail how you distinguish between the costs related to online marketing on third party websites for individual merchants and the costs related to marketing your online marketplaces to determine the amount that you classify as Cost of Revenue as opposed to Sales and Marketing Expenses.

    • Tell us in more detail how you concluded that the costs of online marketing for your marketplaces are not traffic acquisition costs that would be classified as Cost of Revenue. In this regard, if an end user clicks on an ad for your marketplaces that was placed on a third party website, is transferred to your website, and views a landing page containing display ads which generate revenue for you, it appears that the direct cost incurred to receive that display marketing revenue was the cost of placing the ad on the third party's website. If traffic is only diverted to web pages that do not contain display marketing, clearly state that in your response.

Recent Investment, Acquisition and Strategic Alliance Activities, page 101

5. We note your response to comment 24 in our letter dated August 1, 2014. We also note your statement at the bottom of page 102 that you do not expect your investment activities to have a negative impact on your liquidity or operations. Tell us in detail how you determined that no disclosure about the business combinations consummated after your latest balance sheet date was necessary under Item 5.D. of Form 20-F. To assist us in understanding your response, tell us the amount of net income or net loss of each newly acquired company in its most recently completed fiscal year and describe any trends in the profitability or losses of these companies that would lead you to believe their results in the current fiscal year would differ significantly from their results in the most recently completed fiscal year.

Results of Operations, page 107

6. We note your response to comment 3 in our letter dated August 1, 2014. We continue to believe that the discussion of GMV currently provided in MD&A does not adequately inform investors of the reasons behind material changes in your online marketing services and commission revenue streams. Additionally, while we do not object to your use of the monetization rate to analyze changes in overall revenue for your China retail marketplaces, we do not believe it is a direct explanation of changes in the volume and price of services rendered for each of the online marketing services and commission revenue streams. Please revise your filing to provide a separate narrative discussion for each of your online marketing services and commission revenue streams, and specifically discuss the extent to which changes in recorded revenues were due to changes in prices and changes in volumes as required by Item 5.A.1 of Form 20-F. To the extent necessary, please utilize metrics directly applicable to each revenue stream.

Critical Accounting Policies and Estimates, page 128

7. We note that your critical accounting policy for revenue recognition primarily discusses the judgments and estimates involved in multiple element arrangements. Since multiple element arrangements constitute less than 1% of your revenue, if you wish to continue to include disclosures related to your multiple element arrangements, revise these disclosures to clarify that your multiple element arrangements are currently not significant to your operations. Additionally, revise your disclosure to explain any significant judgments and estimates involved in your online marketing services, which constitute approximately two-thirds of your total revenue.

Financial Statements

2. Summary of significant accounting policies, page F-13

(g) Revenue recognition, page F-18

8. We are still considering your responses to comments 12-19 in our letter dated August 1, 2014 and the additional information you filed as correspondence on August 22, 2014. We may have further comments.

9. We note your disclosures under the heading "Online marketing services revenue." To provide your readers with more transparent disclosure into how you generate revenue from online marketing services, revise your disclosures as follows:

   • Clarify that online marketing services revenue is primarily comprised of pay for performance (P4P) marketing services provided on your own websites.

   • Clarify that P4P marketing content and display marketing content both appear as product photos accompanied by text.

   • Clarify that your statement that merchants bid for keywords that match product or service listings appearing in search or browser results only applies to your websites. Clarify that on third party websites, you use contextual relevance technology to match the marketing content to the textual content of the third party website as opposed to a keyword searched by a user. Clarify that on third party websites, you also may embed your search box, and if a user types a keyword into your embedded search box, the user is redirected to a Taobao Marketplace landing page containing search results.

   • Clarify that your statement that revenue from P4P marketing services is recognized when a user clicks on the advertisement only applies to your websites. Clarify that on third party websites, no revenue is recognized when a user clicks on an advertisement. Instead, the user is redirected to a landing page on your websites containing listings for similar products or services from many merchants, including the merchant whose ad appeared on the third party website, other merchants who participate in online marketing on your websites, and merchants who do not participate in online marketing on your websites. Clarify, if true, that revenue is recognized if the user's "second click" occurs on a listing for any merchant who participates in your P4P online marketing program. Clarify, if true, that the related traffic acquisition cost is incurred under a fixed percentage contract with the third party website only if the "second click" occurs on the same listing that appeared on the third party's website.

5. Revenue, page F-37

10. We note your disclosures here and your response to comment 70 in our letter dated June
2, 2014. Your presentation of revenue from China commerce retail, China commerce
wholesale, International commerce retail, and International commerce wholesale presents
the types of merchants from which you generate revenue rather than presenting the types
of services you provide to those merchants. To better comply with the requirement of
ASC 280-10-50-40, revise your footnote to disclose the revenue you generate from each
group of similar services you provide to your customers, including online P4P marketing
services, online display marketing services, commission, and others. Please note that due
to the distinct nature and risks of P4P marketing as compared to display marketing, we do
not believe these services are similar enough to be aggregated into a single group, and we
believe they should be separately disclosed. We also note your response to comment 6 in
our letter dated August 1, 2014 and continue to believe you should disclose within
MD&A the online marketing services revenues generated from each of P4P marketing
and display marketing, and to the extent material, the revenue from each of your
Taobaoke program and placement services.

14. Investment in equity investees, page F-58

(b) Investment in UCWeb Inc. ("UCWeb"), page F-58

11. We note your response to comment 22 in our letter dated August 1, 2014. Disclose the
fair value of your investments accounted for under the cost-method or, if applicable,
include the disclosures required by ASC 325-20-50-1(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosure they have made.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Senior Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Via E-mail
        Leiming Chen, Esq.
        Simpson Thacher & Bartlett LLP